Exhibit (a)(5)(C)

Immediate Release

Media Contact:

Michael Sitrick

(US+) 1-310-788-2850

mike_sitrick@sitrick.com

Analyst Contact:

Herb Mueller, Chief Financial Officer

(US+) 1-714-430-6500

herb.mueller@rgp.com

Resources Connection, Inc. Announces Preliminary Results of Modified Dutch Auction Tender Offer

IRVINE, Calif., November 16, 2016 – Resources Connection, Inc. (NASDAQ: RECN), a multinational business consulting firm, operating as Resources Global Professionals (the “Company” or “RGP”) today announced the preliminary results of its modified “Dutch auction” tender offer to purchase up to 6,000,000 shares of its common stock (“Common Stock”) at a price per share not greater than $16.00 nor less than $13.50, which expired at 12:00 midnight, New York City time, on Tuesday, November 15, 2016.

Based on the preliminary count by the depositary for the tender offer, a total of approximately 6,740,489 shares of the Company’s Common Stock were validly tendered and not validly withdrawn at or below the price of $16.00 per share, including approximately 1,117,854 shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on a preliminary count by the depositary, the Company expects to accept for payment a total of approximately 6,723,028 shares of the Company’s Common Stock at a price of $16.00 per share, for a total cost of approximately $107,568,448, excluding fees and expenses relating to the tender offer. These shares represent approximately 18.6% of the Company’s total outstanding Common Stock as of November 15, 2016. The shares of Common Stock expected to be purchased include the 6,000,000 shares the Company initially offered to purchase and 723,028 additional shares that the Company has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares.

Because the offer is oversubscribed, the Company expects to purchase only a prorated portion of the shares properly tendered by each tendering stockholder (other than “odd lot” holders whose shares will be purchased on a priority basis) at or below the final per share purchase price. Based on the preliminary count, and accounting for the effect of odd lot priority on the proration factor, the depositary has informed the Company that the preliminary proration factor for the tender offer is expected to be approximately 99.7% of the shares of Common Stock validly tendered and not validly withdrawn.

The number of shares expected to be purchased in the tender offer, the purchase price per share, the aggregate purchase price and the proration factor are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three trading day settlement period. The final number of shares to be purchased in the tender offer, the final purchase price per share, the final aggregate purchase price and the final proration factor will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter.

The Company expects to fund the share purchases in the tender offer with $50,000,000 of cash and cash equivalents on hand and through funds borrowed under its existing revolving credit facility.

The tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each filed with the Securities and Exchange Commission on October 18, 2016, as amended on October 27, 2016.

Lazard Frères & Co. LLC is acting as dealer manager for the tender offer, Georgeson LLC is acting as information agent for the tender offer and American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

ABOUT RGP

RGP, the operating subsidiary of Resources Connection, Inc. (NASDAQ: RECN), is a multinational business consulting firm that helps leaders execute internal initiatives. Partnering with business leaders, we drive internal change across all parts of a global enterprise – accounting; finance; governance, risk and compliance management; corporate advisory, strategic communications and restructuring; information management; human capital; supply chain management; and legal and regulatory.

RGP was founded in 1996 within a Big Four accounting firm. Today, we are a publicly traded company with over 3,300 professionals, annually serving over 1,800 clients around the world from 68 practice offices.

Headquartered in Irvine, California, RGP has served 86 of the Fortune 100 companies.

The Company is listed on the NASDAQ Global Select Market, the exchange’s highest tier by listing standards. More information about RGP is available at http://www.rgp.com. (RECN-F)

Certain statements in this press release are “forward-looking statements.” Such forward-looking statements may be identified by words such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “remain,” “should” or “will” or the negative of these terms or other comparable terminology. In this press release, such statements include, without limitation, statements related to the tender offer for shares of the Company’s Common Stock. Such statements and all phases of the Company’s operations are subject to known and unknown risks, uncertainties and other factors that could cause our actual results, including with respect to the tender offer, to differ materially from those expressed or implied by these forward-looking statements. Risks and uncertainties include overall market and economic conditions and other factors and uncertainties as are identified in our most recent Quarterly Report on Form 10-Q and our other public filings made with the SEC (File No. 0-32113). Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business or operating results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not intend, and undertakes no obligation, to update the forward-looking statements in this press release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless required by law to do so.

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